                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.      )*

                           Tele-Communications, Inc.
                           -------------------------
                               (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")
2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")
3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")
4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")
5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")
6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")
                       ------------------------------
                       (TITLE OF CLASS OF SECURITIES)

1.   Series A TCI Group Common Stock:                           87924V101
2.   Series B TCI Group Common Stock:                           87924V200
3.   Series A Liberty Media Group Common Stock:                 87924V507
4.   Series B Liberty Media Group Common Stock:                 87924V606
5.   Series A Ventures Group Common Stock:                      87924V887
6.   Series B Ventures Group Common Stock:                      87924V879

                           -------------------------
                                (CUSIP NUMBER)
                              Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                         303 East 17th Avenue, Suite 1100
                               Denver, Colorado 80203
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                               COMMUNICATIONS)
                               October 8, 1998
              ------------------------------------------------------
              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                  CUSIP Nos.

Series A TCI Group Common Stock:                                                                                          87924V101
Series B TCI Group Common Stock:                                                                                          87924V200
Series A Liberty Media Group Common Stock:                                                                                87924V507
Series B Liberty Media Group Common Stock:                                                                                87924V606
Series A Ventures Group Common Stock:                                                                                     87924V887
Series B Ventures Group Common Stock:                                                                                     87924V879
Class B Preferred Stock:                                                                                                  87924V309
-----------------------------------------------------------------------------------------------------------------------------------
               1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                    Magness Securities, LLC
-----------------------------------------------------------------------------------------------------------------------------------
               2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)  / /
                    (b)  /X/
-----------------------------------------------------------------------------------------------------------------------------------
               3)   SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------------
               4)   Source of Funds (See Instructions)  N/A See Item 3 below.
-----------------------------------------------------------------------------------------------------------------------------------
               5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
-----------------------------------------------------------------------------------------------------------------------------------
               6)   Citizenship or Place of Organization    Colorado
-----------------------------------------------------------------------------------------------------------------------------------
                    7) Sole Voting Power        Series A TCI Group Common Stock                                        6,849,156(1)
                                                Series B TCI Group Common Stock                                        6,849,156(2)
                                                Series A Liberty Media Group Common Stock                              4,753,985(1)
                                                Series B Liberty Media Group Common Stock                              2,379,829(2)
  Number of                                     Series A Ventures Group Common Stock                                   5,823,452(1)
                                                Series B Ventures Group Common Stock                                   5,823,452(2)
   Shares           ---------------------------------------------------------------------------------------------------------------
                    8) Shared Voting Power      Series A TCI Group Common Stock                                                   0
Beneficially                                    Series B TCI Group Common Stock                                                   0
                                                Series A Liberty Media Group Common Stock                                         0
  Owned by                                      Series B Liberty Media Group Common Stock                                         0
                                                Series A Ventures Group Common Stock                                              0
Each Reporting                                  Series B Ventures Group Common Stock                                              0
                    ---------------------------------------------------------------------------------------------------------------
 Person With        9) Sole Dispositive Power   Series A TCI Group Common Stock                                        6,849,156(1)
                                                Series B TCI Group Common Stock                                        6,849,156(2)
                                                Series A Liberty Media Group Common Stock                              4,753,985(1)
                                                Series B Liberty Media Group Common Stock                              2,379,829(2)
                                                Series A Ventures Group Common Stock                                   5,823,452(1)
                                                Series B Ventures Group Common Stock                                   5,823,452(2)
                    ---------------------------------------------------------------------------------------------------------------
                    10) Shared Dispositive Power Series A TCI Group Common Stock                                                  0
                                                Series B TCI Group Common Stock                                                   0
                                                Series A Liberty Media Group Common Stock                                         0
                                                Series B Liberty Media Group Common Stock                                         0
                                                Series A Ventures Group Common Stock                                              0
                                                Series B Ventures Group Common Stock                                              0
                    ---------------------------------------------------------------------------------------------------------------
                    11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                Series A TCI Group Common Stock                                        6,849,156(1)
                                                Series B TCI Group Common Stock                                        6,849,156(2)
                                                Series A Liberty Media Group Common Stock                              4,753,985(1)
                                                Series B Liberty Media Group Common Stock                              2,379,829(2)
                                                Series A Ventures Group Common Stock                                   5,823,452(1)
                                                Series B Ventures Group Common Stock                                   5,823,452(2)
-----------------------------------------------------------------------------------------------------------------------------------
                    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                        / /
-----------------------------------------------------------------------------------------------------------------------------------
                    13)  Percent of Class Represented by Amount in Row (11)
                           1.4% of Series A TCI Group Common Stock
                           13.7% of Series B TCI Group Common Stock
                           1.5% of Series A Liberty Media Group Common Stock
                           7.5% of Series B Liberty Media Group Common Stock
                           1.5% of Series A Ventures Group Common Stock
                           12.9% of Series B Ventures Group Common Stock
                    ---------------------------------------------------------------------------------------------------------------
                    14)  Type of Reporting Person (See Instructions) 00
                    ---------------------------------------------------------------------------------------------------------------
                          (1)  Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures
                    Group Common Stock are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock,
                    Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock, respectively.  SEE Item 5 below.  The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock
                    and Series A Ventures Group Common Stock shown in rows 7 through 11 above assume that the shares of Series B
                    TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock
                    shown in rows 7 through 11 above have been converted into shares of Series A TCI Group Common Stock, Series A
                    Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

                          (2)  SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

          The equity securities to which this Schedule 13D relates are as follows:

          1. Tele-Communications, Inc. Series A TCI Group, Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

          2. Tele-Communications, Inc. Series B TCI Group, Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

          3. Tele-Communications, Inc. Series A Liberty Media Group, Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

          4. Tele-Communications, Inc. Series B Liberty Media Group, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

          5. Tele-Communications, Inc. Series A TCI Ventures Group, Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock");

          6. Tele-Communications, Inc. Series B TCI Ventures Group, Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock"); and

          The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock and the Series B Ventures Group Common Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) This Schedule 13D is filed by Magness Securities, LLC, a Colorado limited liability company (the "Magness LLC"). The principal business of the Magness LLC is to hold the Company Securities and other securities. The Estate of Betsy Magness (the "Betsy Magness Estate") is the sole member of the Magness LLC and Kim Magness, who is the personal representative of the Betsy Magness Estate, is the manager of the Magness LLC.

          (b) The business address of the Magness LLC is c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

          (c)  The filing person has no employment or occupation.

          (d) The filing person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (f)  The Magness LLC is a Colorado limited liability company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to Magness Securities, LLC (the "Magness LLC") in exchange for a 100% membership interest in the Magness LLC:

          SHARES                   CLASS
          ------                   -----
          5,539,818                Series B TCI Group Common Stock
          2,374,156                Series A Liberty Media Group Common Stock
          2,379,829                Series B Liberty Media Common Stock
          5,823,452                Series B Ventures Group Common Stock

ITEM 4.  PURPOSE OF TRANSACTION

          The Betsy Magness Estate and the Estate of Bob Magness (the "Bob Magness Estate"), Kim Magness, Gary Magness and certain others (which now includes the Magness LLC) (collectively, the "Magness Group") have entered into a call agreement with the Company (the "Magness Call Agreement") under which the Magness Group granted to the Company the right to acquire the Magness Group's high-voting shares, currently consisting of an aggregate of approximately 49 million shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock (collectively, the "Series B Shares"), upon the death of Dr. John Malone, the Company's Chairman and Chief Executive Officer or upon a contemplated sale of the Series B Shares (other than a minimal amount) to third persons. In either such event, the Company has the right to acquire the shares at a maximum price equal to the then relevant market price of shares of "low-voting" Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock (the "Series A Stock") plus a ten percent premium. The Magness Group agreed that if the Company were ever to be sold to another entity, then the maximum premium that the Magness Group would receive on their Series B Shares would be no greater than a ten percent premium over the price paid for the relevant shares of Series A Stock.

          Additionally, the Magness Group has entered into a Stockholders' Agreement (the "Stockholders' Agreement") with Dr. John Malone and his wife (the "Malones") and the Company under which (i) the Magness Group and the Malones agree to consult with each other in connection with matters to be brought to the vote of the Company's shareholders, subject to the proviso that if they cannot mutually agree on how to vote the shares, Malone has an irrevocable proxy to vote the Series B Shares owned by the Magness Group,
(ii) the Magness Group may designate a nominee for the Board and Malone has agreed to vote his Series B Shares for such nominee and (iii) certain "tag along rights" have been created in favor of the Magness Group with respect to any sale by the Malones of Series B Shares and certain "drag along rights" have been created in favor of the Malones with respect to the sale of all or substantially all of the Series B Shares beneficially owned by Malone or of the business or assets of the Company pursuant to which the Magness Group will consent to such sale and, if the sale is of the Series B Shares, the Magness Group must either convert their Series B Shares to the respective Series A Shares of the Company or sell their Series B Shares pursuant to the terms of such sale.

          In addition, a right granted by the Company to John Malone to acquire 30,545,864 shares of Series B TCI Group Common Stock (the "Malone Right") has been reduced to an option to acquire 14,511,570 shares of Series B TCI Group Common Stock. Pursuant to the terms of the Stockholders' Agreement, the Magness Group has the right to participate in the reduced Malone Right on a proportionate basis with respect to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right.

          On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to the Magness LLC in exchange for a 100% membership interest in the Magness LLC:

          SHARES                   CLASS
          ------                   -----
          5,539,818                Series B TCI Group Common Stock
          2,374,156                Series A Liberty Media Group Common Stock
          2,379,829                Series B Liberty Media Common Stock
          5,823,452                Series B Ventures Group Common Stock

          The filing person has no present plan or proposal that relates to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                               AMOUNT AND NATURE OF      PERCENT OF      TOTAL VOTING
TITLE OF CLASS                                 BENEFICIAL OWNERSHIP     CLASS POWER(1)      POWER(1)
--------------                                 --------------------     --------------    -----------
                                                                                              6.2%
Series A TCI Group Common Stock                6,849,156(2)(3)               1.4%
Series B TCI Group Common Stock                6,849,156(2)(3)              13.7%
Series A Liberty Media Group Common Stock      4,753,985(2)(3)               1.5%
Series B Liberty Media Group Common Stock      2,379,829(2)(3)               7.5%
Series A Ventures Group Common Stock           5,823,452(2)(3)               1.5%
Series B Ventures Group Common Stock           5,823,452(2)(3)              12.9%

(1) Based on 473,416,687 shares of Series A TCI Group Common Stock, 49,932,623 shares of Series B TCI Group Common Stock, 325,532,126 shares of Series A Liberty Media Group Common Stock, 31,699,575 shares of Series B Liberty Media Group Common Stock, 377,065,516 shares of Series A Ventures Group Common Stock, 45,334,022 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, 44,575 shares of TCI Group Preferred Stock, Series C, 70,575 shares of Liberty Media Group Preferred Stock, Series C, 6,444,244 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,564,794 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding on September 30, 1998 in each case after elimination of shares then held by the Company and its majority owned subsidiaries.

(2) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

     In addition, each share of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock, Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, the Magness LLC may be deemed to currently beneficially own voting equity securities representing approximately 6.2% of the voting power with respect to a general election of directors of the Company.

(3) Pursuant to a letter agreement dated June 17, 1988 (the "1988 Agreement"), the late Bob Magness and Kearns-Tribune Corporation, a newspaper publishing concern ("Kearns"), each granted Malone certain rights with respect to the then Class B Common Stock of TCI owned by them. Malone agreed with the Company to forego the exercise of such rights in connection with the June 16, 1997 sale described in Item

     4 above whereby the Bob Magness Estate exchanged 30,545,864 shares of Series B TCI Group Common Stock to the Company in exchange for an equal number of shares of Series A TCI Group Common Stock (the "Exchange"). In consideration thereof, the Company granted Malone the right to acquire, at any time and from time to time prior to June 30, 1999 (the "Malone Right"), up to 30,545,864 shares of Series B TCI Group Common Stock for either (or a combination of): (i) Series A TCI Group Common Stock on a one-for-one basis or (ii) cash based on the closing sale price of the Series B TCI Group Common Stock on Nasdaq for a specified period prior to the acquisition of such shares by Malone. Effective February 9, 1998, however, a portion of the Malone Right has been rescinded and unwound leaving 14,511,570 shares of Series B TCI Group Common Stock subject to the Malone Right. The Stockholders' Agreement gives the Magness Group and Malone the right to exercise the Malone Right on a proportionate basis as to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right. Of this Malone Right, the Bob Magness Estate has a proportionate right to purchase 4,035,271 shares, the Magness LLC has a proportionate right to purchase 1,309,338 shares, the Betsy Magness Estate has a proportionate right to purchase 1,309,338 shares (as the sole member of the Magness LLC), Malone has a proportionate right to purchase 6,809,537 shares, Kim Magness has a proportionate right to purchase 5,460,148 shares (4,035,271 shares by means of his role as co-personal representative of the Bob Magness Estate, 1,309,338 shares as personal representative of the Betsy Magness Estate (the sole member of the Magness LLC) and manager of the Magness LLC and 115,539 shares individually), and Gary Magness has a proportionate right to purchase 4,171,825 shares (4,035,271 shares by means of his role as co-personal representative of the Bob Magness Estate and 136,554 shares individually). If the Magness Group or any member thereof declines to participate in the Malone Right, Malone may acquire all such shares.

     In connection with the foregoing, on February 9, 1998, Malone and his spouse (the "Malone Group") and the Magness Group entered into the Stockholders' Agreement (as described in Item 4 above) pursuant to which the parties agreed, among other things, to consult with each other on any matter coming to a vote of the Company's stockholders provided, however, that in the event of a disagreement, the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock held by the Malone Group and the Magness Group will be voted in the manner directed by Malone pursuant to an irrevocable proxy given by the Magness Group. See Item 4 above for more information on the Stockholders' Agreement.

     In addition, shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock held by Kim Magness, Gary Magness, the Bob Magness Estate and the Betsy Magness Estate are subject to the terms of the Magness Call Agreement, dated as of February 9, 1998, among the Magness Group and the Company. SEE Item 4.

     On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to the Magness LLC in exchange for a 100% membership interest in the Magness LLC:

     SHARES                   CLASS
     ------                   -----
     5,539,818                Series B TCI Group Common Stock
     2,374,156                Series A Liberty Media Group Common Stock
     2,379,829                Series B Liberty Media Common Stock
     5,823,452                Series B Ventures Group Common Stock

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

                                                                  Shared
      Class of Security                            Sole Power     Power
      -----------------                            ----------     ------
      Series A TCI Group Common Stock              6,849,156      0


                                  Page 7 of 9

      Series B TCI Group Common Stock              6,849,156      0
      Series A Liberty Media Group Common Stock    4,753,985      0
      Series B Liberty Media Group Common Stock    2,379,829      0
      Series A Ventures Group Common Stock         5,823,452      0
      Series B Ventures Group Common Stock         5,823,452      0

      (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

      (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

      (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Company, the Malone Group and the Magness Group are parties to the Stockholders' Agreement and the Company and the Magness Group are parties to the Magness Call Agreement, both as described in Item 4 above.

         The Stockholders' Agreement and the Magness Call Agreement are attached to this Statement as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


          EXHIBIT DESCRIPTION
99.1      Stockholders' Agreement dated as of February 9, 1998, among the
          Company, the Malone Group and the Magness Group

99.2 Call Agreement dated as of February 9, 1998, between the Company and the Magness Group

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 8, 1998


MAGNESS SECURITIES, LLC


 /s/ Kim Magness
-------------------------------
By: Kim Magness, Manager

                                INDEX OF EXHIBITS

            EXHIBIT DESCRIPTION
99.1        Stockholders' Agreement dated as of February 9, 1998, among the
            Company, the Malone Group and the Magness Group

99.2 Call Agreement dated as of February 9, 1998, between the Company and the Magness Group











                                      A-1